Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest

Eagle Bancorp, Inc. — Registrant	Maryland
EagleBank	Maryland	100%
Eagle Insurance Services, LLC	Maryland	100%
Fidelity Mortgage, Inc.	Maryland	100%
Bethesda Leasing LLC	Maryland	100%
VHB Real Estate LLC	Virginia	100%
Eagle Commercial Ventures, LLC	Maryland	100%